Pricing Supplement dated July 24, 2014 (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	Rule 424(b)(2) Registration No. 333-179826

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B – Fixed Rate Step-up Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:   89236TBQ7

Principal Amount (in Specified Currency): $10,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100.00%
Trade Date: July 24, 2014
Original Issue Date: July 30, 2014
Stated Maturity Date: January 30, 2020

Interest Rate:
1.50% per annum from and including the Original Issue Date to but excluding July 30, 2016;
2.00% per annum from and including July 30, 2016 to but excluding July 30, 2017;
2.50% per annum from and including July 30, 2017 to but excluding July 30, 2018;
3.00% per annum from and including July 30, 2018 to but excluding July 30, 2019; and
4.00% per annum from and including July 30, 2019 to but excluding the Stated Maturity Date.

Interest Payment Dates: Semiannually, on each January 30 and July 30, commencing on January 30, 2015

Net Proceeds to Issuer:  99.75%

Agent’s Discount or Commission:  0.25%.  The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Barclays Capital Inc.
Agent’s Capacity: Principal

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Semiannually, on each January 30 and July 30, commencing on July 30, 2016.
Notice of Redemption: The redemption of the Notes is subject to not less than 10 Business Days prior written notice

Repayment: N/A
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note: Book-entry only

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-1 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes, in whole but not in part, on any Redemption Date, beginning on July 30, 2016.  It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed, in whole but not in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  Any consequences resulting from the Medicare tax on investment income are not addressed in this discussion or the section of the Prospectus Supplement titled “United States Federal Income Taxation.”

Based on the operation of Treasury regulations that address the treatment of an issuer’s option to redeem a debt instrument, the Notes will not be treated as issued with “original issue discount,” and stated interest on the Notes will generally be taxable to you if you are a U.S. Holder (as defined in the Prospectus Supplement) as you receive it or accrue it in accordance with your normal method of accounting for U.S. federal income tax purposes.

As discussed in the Prospectus Supplement under “United States Federal Income Taxation—Recent Legislation,” legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied.  This legislation will apply to the Notes.  Under final Treasury regulations, withholding (if applicable) will apply to payments of interest and, after December 31, 2016, to payments of gross proceeds from the taxable disposition of the Notes.  We will not pay additional amounts with respect to any such withholding taxes.  You should consult your tax adviser regarding the potential consequences of FATCA with respect to your investment in the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the Prospectus Supplement titled “United States Federal Income Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Barclays Capital Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered

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rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Barclays Capital Inc.

CLEARANCE AND SETTLEMENT

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

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